Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Earnings:
Loss before income taxes	$(51.2)	$(133.0)	$(200.7)	$(408.1)

Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.1	(0.2)	(0.4)	(0.1)
Fixed charges	42.7	38.9	126.5	102.3

Earnings	$(8.4)	$(94.3)	$(74.6)	$(305.9)

Fixed charges:
Interest expense, including debt discount amortization	$36.1	$32.5	$107.4	$81.1
Amortization/writeoff of debt issuance costs	1.8	1.4	5.1	6.8
Portion of rental expense representative of interest factor (assumed to be 33%)	4.8	5.0	14.0	14.4

Fixed charges	$42.7	$38.9	$126.5	$102.3

Ratio of earnings to fixed charges	— (1)	— (1)	— (1)	— (1)

Amount of earnings deficiency for coverage of fixed charges	$51.1	$133.2	$201.1	$408.2

(1) Less than 1.0x